UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DT Cloud Star Acquisition Corporation

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G2853N 106

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G2853N 106

1.	Names of Reporting Persons. DT Cloud Star Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,931,900 ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,931,900 ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,900 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.7% (See Item 4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G2853N 106

1.	Names of Reporting Persons. Guojian Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,931,900 ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,931,900 ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,900 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.7% (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

DT Cloud Star Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Cadman Plaza West, 12th Floor

Brooklyn NY 11201

Item 2(a).	Name of Person Filing:

DT Cloud Star Management Ltd

Guojian Chen

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

c/o Dt Cloud Star Acquisition Corporation

300 Cadman Plaza West, 12th Floor

Brooklyn NY 11201

Item 2(c).	Citizenship:

DT Cloud Star Management Ltd - British Virgin Islands

Guojian Chen - China

Item 2(d).	Title of Class of Securities:

ordinary shares, par value US$0.0001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP No.:

G2853N 10

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares by each of the reporting persons is provided as of September 30, 2024:

Reporting person	Amount beneficially owned:		Percent of class(1)	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
DT Cloud Star Management Ltd	1,931,900	(2)	21.7%	1,931,900	(2)	0	1,931,900	(2)	0
Guojian Chen	1,931,900	(2)	21.7%	1,931,900	(2)	0	1,931,900	(2)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 8,900,900 Ordinary Shares issued as of September 30, 2024.

(2)	Represents shares held of record by DT Cloud Star Management Ltd. DT Cloud Star Management Ltd is governed by its sole director, Mr. Guojian Chen. As such, Mr. Chen has voting and investment discretion with respect to the ordinary shares held of record by DT Cloud Star Management Ltd and may be deemed to have beneficial ownership of the ordinary shares held directly by DT Cloud Star Management Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

DT Cloud Star Management Ltd

By:	/s/ Guojian Chen
Name:	Guojian Chen
Title:	Sole Director

Guojian Chen

By:	/s/ Guojian Chen

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated November 22, 2024, by and among the Reporting Persons